UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____ 01/01/19 ____ AND ENDING ____ 12/31/19 ____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **R.W. Pressprich & Co.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue, 12th Floor

(No and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Chen   (212)832-6026

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Timothy L. Burns_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
R.W. Pressprich & Co. _____ , as
of _____December 31_____ , 20 19 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Administrative Office
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN TIFFANY LEIBFRIED
Notary Public State of New York
Qualified in New York County
Registration No. 01LE6399841
Commission Expires: 10/28/2023



**R.W. PRESSPRICH & CO.
AND SUBSIDIARIES**

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONTENTS

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
R.W. Pressprich & Co. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of R.W. Pressprich & Co. and Subsidiaries (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of ASC 842.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 28, 2020



R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	354,548
Receivables from clearing broker		6,113,577
Securities owned, at fair value		1,886,246
Operating right of use asset		3,966,659
Accrued interest receivable		31,860
Deposit with clearing broker		250,000
Property and equipment, net		1,266,719
Restricted cash		773,338
Employee loan receivables		470,000
Other assets		504,723
	$	15,617,670

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	2,666,836
Accounts payable and accrued expenses		1,057,714
Operating lease liabilities		4,900,036
Accrued interest payable		22,056
Liabilities subordinated to the claims of general creditors		2,500,000
Total liabilities		11,146,642

Stockholders' equity

Class A voting common stock, no par value, 10,000 shares authorized, 1,313 shares issued, 1,313 shares outstanding		468,156
Class A-1 non-voting common stock, no par value, 30,000 shares authorized, 15,821 shares issued, 15,633 shares outstanding		12,266,566
Treasury stock (at cost):		
188 shares Class A-1 non-voting		(43,197)
Accumulated Deficit		(8,220,497)
Total stockholders' equity		4,471,028
	$	15,617,670

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

---

1. Nature of business and summary of significant accounting policies

Nature of Business

R.W. Pressprich & Co. ("Pressprich" or the "Company") is a broker-dealer, located in New York City, New York, Chicago, Illinois and Plymouth, Minnesota. R.W. Pressprich & Co., Inc. is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of principal transactions of fixed income securities, principal and agency transactions of equity securities, private placement and advisory services.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding, LLC ("Funding"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding II, LLC, ("Funding II"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Credit Product, LLC ("PCP"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

As of and during the year ended December 31, 2019, none of the wholly-owned subsidiaries hold any assets or liabilities.

Basis of Presentation and Principles of Consolidation

The consolidated statement of financial condition have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated statement of financial condition include the accounts of Pressprich, PCM, Funding, Funding II and PCP (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

Cash and restricted cash

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for specific purpose and restrictions that limit the purpose for which the funds can be used. The Company considers letter of credit to be restricted cash.

Securities Owned and Securities Sold, Not Yet Purchased, at fair value

All securities owned and securities sold, not yet purchased, are recorded at fair value.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

---

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

---

1.   Nature of operations and summary of significant accounting policies (continued)

U.S government obligations, foreign government obligations, corporate bonds and stock that are classified within level 2 of the fair value hierarchy are valued based on recently executed transactions or price quotations.

Valuation Techniques

Securities listed on a national securities exchange or the NASDAQ National Market are valued at their last sales price on the primary exchange of which they trade as of the last day of the year. Securities traded in the over-the counter markets or listed securities for which no sale was reported on the valuation date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents state and local taxes for the year ended December 31, 2019.   Current income tax expense for the year ended December 31, 2019 relates principally to the New York City corporate tax.

Pressprich files a consolidated return with PCM, Funding, Funding II and PCP. The determination of the Company's provision for income taxes requires judgment, the use of estimates, and the interpretation and application of complex tax laws. Judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

---

1. Nature of operations and summary of significant accounting policies (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Temporary differences which give rise to net deferred tax asset at December 31, 2019 consist of:

Deferred tax assets:		
Property and equipment	$	3,194
Operating lease liabilities		152,733
Net operating loss carryforward - city		268,457
		424,384
Valuation allowances		(300,744)
Net deferred tax assets	$	123,640
Deferred tax liabilities:		
Operating right-of-use assets	$	(123,640)
Net deferred tax liabilities		(123,640)
	$	-

Due to the uncertainty of Pressprich earning net income in future years, the Company is unable to conclude that it is more likely than not that it will realize its deferred tax asset and accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2019.

Pressprich applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2019 consolidated financial statements.

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the consolidated financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2019, the carrying value of the Company's cash, restricted cash, receivable from clearing broker, accrued interest receivable, deposit with clearing broker, employee loan receivable, accounts payable, accrued expenses, and accrued interest payable approximate their fair values due to their short term nature.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

---

1. Nature of operations and summary of significant accounting policies (continued)

Operating lease right-of-use asset and liability

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02 which requires lessees to recognize leases on balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842: ASU No.2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

Leases will be classified as finance or operating. The new standard is effective for us on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application.

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of contract and when terms of existing contract are changed. The company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space in New York and Chicago with initial non-cancellable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods of five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

Adoption of the new lease standard resulted in recording of ROU asset and corresponding lease liability for of approximately $5,131,000 and $6,637,000, respectively, as of January 1, 2019, using a discount rate of 3.12% for New York. On May 1, 2019 the Company entered into a new operating lease agreement for office space in Chicago and recorded a ROU asset and corresponding lease liability of approximately $27,000 and $27,000, respectively, using a discount rate of 3.12%. Reduction to ROU asset resulting from reductions to lease obligations was approximately $1,182,000 for New York and $9,000 for Chicago.

The Company is obligated under two non-cancellable operating leases for office space expiring on various dates through January 2023.

Maturities of lease liabilities under non-cancellable operating leases:

Year ending December 31,	Lease Obligation		Sub-leases	
2020	$	1,672,248	$	(431,375)
2021		1,663,077		(431,375)
2022		1,658,491		(431,375)
2023		138,208		(35,948)
	$	5,132,024	$	(1,330,073)
Less: Imputed interest		(231,988)		-
	$	4,900,036	$	(1,330,073)

As of December 31, 2019, the Company had a standby letter of credit of approximately $773,000 outstanding which represents a security deposit for its New York offices space lease obligation. The letter of credit is secured by cash in the amount of approximately $773,000, which is recorded as restricted cash on the Consolidated Statement of Financial Condition.

2. Securities owned and securities sold, not yet purchased, at fair value

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2019, are as follows:

	Securities Owned, at fair value		Securities Sold, Not Yet Purchased, at fair value	
U.S government obligations	$	87,286	$	1,344,064
Corporate bonds		261,371		114,372
Foreign government bonds		1,519,790		1,208,400
Equity securities		17,799		-
	$	1,886,246	$	2,666,836

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

---

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019:

	Quoted Prices in Active Market for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservale Inputs (Level 3)		Balance as of December 31, 2019
Assets (at fair value)							
Investments in securities							
Corporate bonds	$	-	$	261,371	$	-	$	261,371
Foreign government obligations		-		1,519,790		-		1,519,790
U.S. government obligations		-		87,286		-		87,286
Equity securities		799		17,000		-		17,799
Total securities owned	$	799	$	1,885,447	$	-	$	1,886,246
Liabilities (at fair value)							
Securities sold short							
Corporate bonds	$	-	$	114,372	$	-	$	114,372
Foreign government obligations		-		1,208,400		-		1,208,400
U.S. government obligations		-		1,344,064		-		1,344,064
Total securities sold short	$	-	$	2,666,836	$	-	$	2,666,836

4. Deposit with clearing broker

Pursuant to agreement with its clearing broker, the Company is required to maintain a clearing deposit of at least $250,000 and to maintain net capital of at least $100,000.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

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5. Property and equipment

Details of property and equipment at December 31, 2019 are as follows:

Office equipment	$	1,362,046
Furniture and fixtures		661,464
Leasehold improvements		3,710,886
Computer software		649,805
		6,384,201
Less accumulated depreciation and amortization		5,117,482
	$	1,266,719

6. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to annual Internal Revenue Code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. For the year ended December 31, 2019, there were no contributions towards the qualified 401(k) retirement plan.

7. Contingencies

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $3,026,000 with approximately $2,893,000 in excess of its minimum requirement of approximately $133,000, and its percentage of aggregate indebtedness to net capital was 66%.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

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9.   Exemption from Rule 15c3-3

The Company claims exemption from the provisions of the Securities and Exchange Commission Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) as it clears its customer transactions through its clearing brokers on a fully disclosed basis.

10.   Financial instruments and risk

Trading activities subject the Company to market, credit and interest rate risk. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the potential loss that would occur if the counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value of future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.   In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposit with the clearing broker is pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. At December 31, 2019, the amount of receivable from clearing broker reflected in the accompanying statement of financial condition includes cash and commissions receivable which are due from one clearing broker. In the event of financial institutions insolvency, recovery of assets may be limited. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

11.   Employee loan receivables

The Company grants loans to its employees from time to time with standard 1 year maturities at a rate of 1.5% per annum. Employees may ask for a maturity extension and the Company reserves the right to refuse at its discretion.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2019

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12. Liabilities subordinated to claims of general creditors

At December 31, 2019, the Company had two subordinated loan agreements with an officer of R.W. Pressprich & Co., who was active in the daily management and operation of R.W. Pressprich & Co., in accordance with agreements approved by FINRA. The carrying amount of these liabilities at fair value is $2,500,000. The terms of the subordinated loan agreements were as follows:

- $1,500,000 loan agreement maturing on June 01, 2020 and bearing interest at 6.5% per annum.
- $1,000,000 loan agreement maturing on January 31, 2023 and bearing interest at 6.5% per annum.